                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                              NEUBERGER BERMAN INC.
                              ---------------------
                                 (NAME OF ISSUER)


                          COMMON STOCK, PAR VALUE $0.01
                          ------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   641234 10 9
                                   -----------
                                 (CUSIP NUMBER)


                               Mr. Jeffrey B. Lane
                              Neuberger Berman Inc.
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 476-9000
        -----------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 OCTOBER 7, 1999
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box   [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 641234 10 9


1.   NAMES OF REPORTING PERSONS:   Each of the persons listed on Appendix A.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a) [ ]
                                                         (b) [X]

3.   SEC USE ONLY

4. SOURCE OF FUNDS: OO. Except, as to Non-Restricted Shares*, PF. (Applies to each person listed on Appendix A)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) OR 2(e):  [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   United States (Applies to each
     person listed on Appendix A).

     NUMBER OF SHARES BENEFICIALLY OWNED
     BY EACH REPORTING PERSON WITH:**

     7.       SOLE VOTING POWER:   As to Exchange Shares,* 0.
                                   As to Post-Offering Shares,* 0. (Applies to each person listed on Appendix A).
                                   Except, as to Non-Restricted Shares owned by Principals, as stated on Appendix A.

     8.       SHARED VOTING POWER: As to Exchange Shares, 42,727,273.
                                   As to Post-Offering Shares, 36,141,521.
                                   As to Non-Restricted Shares, 0. (Applies to each person listed on Appendix A).

     9.       SOLE DISPOSITIVE POWER:        As stated on Appendix A.

     10.      SHARED DISPOSITIVE POWER:      As stated on Appendix A.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     As to Exchange Shares, 42,727,273
     As to Post-Offering Shares and Non-Restricted Shares, 36,142,221

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES:    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):




--------
*       For a definition of this term, please see Annex A.
**      Please see Item 6.

    As to Exchange Shares, 90.9%
    As to Post-Offering Shares and Non-Restricted Shares, 72.3%

14. TYPE OF REPORTING PERSON:   As to Principals***, IN.  As to Family
    Affiliates***, as stated on Appendix A.



--------
***     For a definition of this term, please see Item 2.

                                                                      Appendix A


Effective the date of the Company's initial public offering (the "Offering"), each of Herbert W. Ackerman, Vincent T. Cavallo, Stanley Egener, Robert D. English, Lee H. Idleman, Norman H. Pessin and William A. Potter terminated their employment with the Company (together with each of their Family Affiliates, the "Departing Persons"). As of such termination of employment, the Departing Persons are no longer subject to the voting provisions in the Stockholders Agreement (defined in Item 2) and have therefore ceased to be Reporting Persons. The Post-Offering Shares reported in this Schedule 13D do not include the 2,366,055 shares of Common Stock currently beneficially owned by the Departing Persons. In addition, certain Principals exercise sole voting and dispositive power over Non-Restricted Securities acquired by them in the secondary market. No Family Affiliate currently owns any NonRestricted Securities.

PRINCIPALS:

NAME OF REPORTING PERSON:
EXCHANGE SHARES:
         SOLE DISPOSITIVE POWER:
         SHARED DISPOSITIVE POWER:
         AGGREGATE PERCENTAGE OF BENEFICIAL OWNERSHIP:
POST-OFFERING SHARES:
         SOLE VOTING POWER:
         SOLE DISPOSITIVE POWER:
         SHARED DISPOSITIVE POWER:
         AGGREGATE PERCENTAGE OF BENEFICIAL OWNERSHIP:


Herbert W. Ackerman
Exchange Shares:
         353,935 shares (includes 285,061 shares held by Herbert W. Ackerman Associates, L.P.)
         0 shares
         0.8 percent
Post-Offering Shares:
         Departing Person

Robert J. Appel
Exchange Shares:
         1,874,925 shares (includes 211,410 shares held by Appel Associates,
         L.P.)
         0 shares
         4.0 percent
Post-Offering Shares:
         0 shares
         1,663,138 shares
         0 shares
         3.3 percent

John J. Barker
Exchange Shares:
         302,368 shares
         0 shares
         0.6 percent
Post-Offering Shares:
         0 shares
         302,368 shares
         0 shares
         0.6 percent

Howard R. Berlin
Exchange Shares:
         783,811 shares (includes 441,900 shares held by Berlin Associates,
         L.P.)
         0 shares
         1.7 percent
Post-Offering Shares:
         0 shares
         690,331 shares (includes 348,420 shares held by Berlin Associates,
         L.P.)
         0 shares
         1.4 percent

Jeffrey Bolton
Exchange Shares:
         584,924 shares (includes 117,775 shares held by Bolton Associates,
         L.P.)
         0 shares
         1.2 percent
Post-Offering Shares:
         0 shares
         529,354 shares (includes 117,775 shares held by Bolton Associates,
         L.P.)
         0 shares
         1.1 percent

Richard A. Cantor
Exchange Shares:
         1,474,731 shares (includes 1,187,756 shares held by Cantor Associates, L.P.) 0 shares 3.1 percent
Post-Offering Shares:
         100 shares (Non-Restricted)
         1,474,731 shares (includes 1,187,756 shares held by Cantor Associates, L.P.)
         0 shares
         2.9 percent

Vincent T. Cavallo
Exchange Shares:
         353,935 shares (includes 285,061 shares held by Cavallo Associates,
         L.P.)
         0 shares
         0.8 percent
Post-Offering Shares:
         Departing Person

Lawrence J. Cohn

Lawrence J. Cohn
Exchange Shares:
         214,357 shares
         0 shares
         0.5 percent
Post-Offering Shares:
         0 shares
         214,357 shares
         0 shares
         0.4 percent

Robert W. D'Alelio
Exchange Shares:
         429,613 shares
         0 shares
         0.9 percent
Post-Offering Shares:
         0 shares
         413,626 shares
         0 shares
         0.8 percent

Salvatore D'Elia
Exchange Shares:
         194,973 shares
         0 shares
         0.4 percent
Post-Offering Shares:
         0 shares
         169,895 shares
         0 shares
         0.3 percent

Stanley Egener
Exchange Shares:
         1,052,174 shares (includes 282,193 shares held by Egener Associates, L.P.)
         0 shares
         2.2 percent
Post-Offering Shares:
         Departing Person

Michael N. Emmerman
Exchange Shares:
         261,766 shares
         0 shares
         0.6 percent
Post-Offering Shares:
         0 shares
         228,096 shares
         0 shares
         0.5 percent

Robert D. English
Exchange Shares:
         337,614 shares
         0 shares
         0.7 percent
Post-Offering Shares:
         Departing Person

Jack M. Ferraro
Exchange Shares:
         254,865 shares
         0 shares
         0.5 percent
Post-Offering Shares:
         0 shares
         222,083 shares
         0 shares
         0.4 percent

Gregory P. Francfort
Exchange Shares:
         611,861 shares
         224,243 shares (held by Francfort 1998 Grantor Retained Annuity Trust, with respect to which Mr. Francfort, as trustee, shares investment control) 1.8 percent
Post-Offering Shares:
         0 shares
         577,187 shares
         159,200 shares (held by Francfort 1998 Grantor Retained Annuity Trust, with respect to which Mr. Francfort, as trustee, shares investment control) 1.5 percent

Howard L. Ganek
Exchange Shares:
         1,119,224 shares (includes 108,172 shares held by Ganek Associates,
         L.P.)
         0 shares
         2.4 percent
Post-Offering Shares:
         0 shares
         975,265 (includes 53,959 shares held by Ganek Associates, L.P.)
         0 shares
         1.9 percent

Robert I. Gendelman
Exchange Shares:
         580,958 shares
         0 shares
         1.2 percent
Post-Offering Shares:
         0 shares
         506,233 shares
         0 shares
         1.0 percent

Theodore P. Giuliano
Exchange Shares:
         436,610 shares (includes 79,121 shares held by Giuliano Associates,
         L.P.)
         0 shares
         0.9 percent
Post-Offering Shares:
         0 shares
         380,451 shares (includes 70,989 shares held by Giuliano Associates,
         L.P.)
         0 shares
         0.8 percent

Mark R. Goldstein
Exchange Shares:
         260,573 shares (includes 58,763 shares held by Goldstein Associates, L.P.)

         0 shares
         0.6 percent
Post-Offering Shares:
         0 shares
         228,599 shares (includes 55,763 shares held by Goldstein Associates, L.P.)
         0 shares
         0.5 percent

Lee H. Idleman
Exchange Shares:
         262,410 shares
         0 shares
         0.6 percent
Post-Offering Shares:
         Departing Person

Alan L. Jacobs
Exchange Shares:
         383,292 shares
         0 shares
         0.8 percent
Post-Offering Shares:
         0 shares
         333,992 shares
         0 shares
         0.7 percent

Kenneth M. Kahn
Exchange Shares:
         212,483 shares
         0 shares
         0.5 percent
Post-Offering Shares:
         0 shares
         209,831 shares
         0 shares
         0.4 percent

Michael W. Kamen
Exchange Shares:
         425,601 shares (includes 68,556 shares held by Kamen Associates, L.P.) 0 shares
         0.9 percent
Post-Offering Shares:
         0 shares
         375,242 shares (includes 68,556 shares held by Kamen Associates, L.P.) 0 shares
         0.8 percent

Michael M. Kassen
Exchange Shares:

         1,198,347 shares (includes 337,804 shares held by Kassen Associates, L.P.) 0 shares 2.6 percent
Post-Offering Shares:
         100 shares (Non-Restricted)
         1,198,347 shares (includes 337,804 shares held by Kassen Associates, L.P.)
         0 shares
         2.4 percent

Mark P. Kleiman
Exchange Shares:
         836,427 shares
         0 shares
         1.8 percent
Post-Offering Shares:
         0 shares
         728,843 shares
         0 shares
         1.5 percent

Lee P. Klingenstein
Exchange Shares:
         192,043 shares (includes 154,672 shares held by Klingenstein
         Associates,
         L.P.)
         0 shares
         0.4 percent
Post-Offering Shares:
         0 shares
         167,342 shares (includes 129,971 shares held by Klingenstein
         Associates,
         L.P.)
         0 shares
         0.3 percent

Irwin Lainoff
Exchange Shares:
         995,350 shares (includes 240,498 shares held by Lainoff Associates,
         L.P.)
         0 shares
         2.1 percent
Post-Offering Shares:
         0 shares
         876,641 shares (includes 139,962 shares held by Lainoff Associates,
         L.P.)
         0 shares
         1.8 percent

Jeffrey B. Lane
Exchange Shares:
         536,107 shares
         0 shares
         1.1 percent
Post-Offering Shares:
         100 shares (Non-Restricted)
         536,107 shares

         0 shares
         1.1 percent

Joseph R. Lasser
Exchange Shares:
         254,864 shares (includes 170,989 shares held by Lasser Associates,
         L.P.)
         0 shares
         0.5 percent
Post-Offering Shares:
         0 shares
         222,082 shares (includes 170,989 shares held by Lasser Associates,
         L.P.)
         0 shares
         0.4 percent

Richard S. Levine
Exchange Shares:
         502,237 shares
         0 shares
         1.1 percent
Post-Offering Shares:
         0 shares
         462,270 shares
         0 shares
         0.9 percent

Christopher J. Lockwood
Exchange Shares:
         467,362 shares
         0 shares
         1.0 percent
Post-Offering Shares:
         0 shares
         407,248 shares
         0 shares
         0.8 percent

Lawrence Marx III
Exchange Shares:
         538,660 shares (includes 281,996 shares held by Lawrence Marx III Associates, L.P.)
         0 shares
         1.1 percent
Post-Offering Shares:
         0 shares
         469,375 shares (includes 212,711 shares held by Lawrence Marx III Associates, L.P.)
         0 shares
         0.9 percent

Robert Matza
Exchange Shares:
         321,464 shares

         0 shares
         0.7 percent
Post-Offering Shares:
         100 shares (Non-Restricted)
         321,464 shares
         0 shares
         0.6 percent

Robert R. McComsey
Exchange Shares:
         484,687 shares
         0 shares
         1.0 percent
Post-Offering Shares:
         0 shares
         426,882 shares
         0 shares
         0.9 percent

Martin McKerrow
Exchange Shares:
         305,492 shares (includes 55,360 shares held by McKerrow Associates,
         L.P.)
         0 shares
         0.7 percent
Post-Offering Shares:
         0 shares
         266,199 shares (includes 55,360 shares held by McKerrow Associates,
         L.P.)
         0 shares
         0.5 percent

Martin E. Messinger
Exchange Shares:
         995,349 shares (includes 574,870 shares held by Messinger Associates, L.P.)
         0 shares
         2.1 percent
Post-Offering Shares:
         0 shares
         867,324 shares (includes 446,845 shares held by Messinger Associates, L.P.)
         0 shares
         1.7 percent

Beth W. Nelson
Exchange Shares:
         898,305 shares
         0 shares
         1.9 percent
Post-Offering Shares:
         0 shares
         782,762 shares
         0 shares

        1.6 percent

Roy R. Neuberger
Exchange Shares:
         192,920 shares (includes 155,379 shares held by Neuberger Associates, L.P.)
         0 shares
         0.4 percent
Post-Offering Shares:
         0 shares
         169,912 shares (includes 132,371 shares held by Neuberger Associates, L.P.)
         0 shares
         0.3 percent

Harold J. Newman
Exchange Shares:
         339,423 shares (includes 164,024 shares held by Newman Associates,
         L.P.)
         0 shares
         0.7 percent
Post-Offering Shares:
         0 shares
         298,942 shares (includes 137,037 shares held by Newman Associates,
         L.P.)
         0 shares
         0.6 percent

Daniel P. Paduano
Exchange Shares:
         783,811 shares (includes 631,285 shares held by Paduano Associates,
         L.P.)
         0 shares
         1.7 percent
Post-Offering Shares:
         0 shares
         682,994 shares (includes 631,285 shares held by Paduano Associates,
         L.P.)
         0 shares
         1.4 percent

Norman H. Pessin
Exchange Shares:
         115,206 shares
         0 shares
         0.2 percent
Post-Offering Shares:
         Departing Person

Leslie M. Pollack
Exchange Shares:
         278,806 shares
         306,322 shares (held by Pollack 1998 Grantor Retained Annuity Trust, with respect to which Mr. Pollack, as trustee, shares investment control) 1.2 percent
Post-Offering Shares:
         0 shares
         278,806 shares
         236,538 shares (held by Pollack 1998 Grantor Retained Annuity Trust, with respect to which Mr. Pollack, as trustee, shares investment control) 1.0 percent

William A. Potter
Exchange Shares:
         233,346 shares (includes 67,658 shares held by Potter Associates, L.P.) 0 shares
         0.5 percent
Post-Offering Shares:
         Departing Person

Janet W. Prindle
Exchange Shares:
         893,989 shares
         0 shares
         1.9 percent
Post-Offering Shares:
         0 shares
         787,369 shares
         0 shares
         1.6 percent

C. Carl Randolph
Exchange Shares:
         215,129 shares
         0 shares
         0.5 percent
Post-Offering Shares:
         0 shares
         187,458 shares
         0 shares
         0.4 percent

Kevin L. Risen
Exchange Shares:
         369,930 shares
         0 shares
         0.8 percent
Post-Offering Shares:
         0 shares
         322,348 shares
         0 shares
         0.6 percent

Daniel H. Rosenblatt
Exchange Shares:
         324,396 shares
         0 shares
         0.7 percent
Post-Offering Shares:
         0 shares
         298,603 shares

         0 shares
         0.6 percent

J. Curt Schnackenberg
Exchange Shares:
         214,988 shares
         0 shares
         0.5 percent
Post-Offering Shares:
         0 shares
         187,336 shares
         0 shares
         0.4 percent

Heidi L. Schneider (formerly named: Heidi S. Steiger)
Exchange Shares:
         609,977 shares (includes 65,340 shares held by Steiger Associates,
         L.P.)
         0 shares
         1.3 percent
Post-Offering Shares:
         100 shares (Non-Restricted)
         609,977 shares (includes 65,340 shares held by Steiger Associates,
         L.P.)
         0 shares
         1.2 percent

Marvin C. Schwartz
Exchange Shares:
         5,666,219 shares (includes 2,281,801 shares held by Schwartz CS Associates, L.P. and 2,281,801 shares held by Schwartz ES Associates, L.P.)
         0 shares
         12.1 percent
Post-Offering Shares:
         0 shares
         4,937,411 shares (includes 1,917,397 shares held by Schwartz CS Associates, L.P. and 1,917,397 shares held by Schwartz ES Associates, L.P.)
         0 shares
         9.9 percent

Jennifer K. Silver
Exchange Shares:
         387,686 shares
         0 shares
         0.8 percent
Post-Offering Shares:
         0 shares
         341,449 shares
         0 shares
         0.7 percent

Kent C. Simons
Exchange Shares:
         771,588 shares
         0 shares
         1.6 percent
Post-Offering Shares:
         0 shares
         672,343 shares
         0 shares
         1.3 percent

R. Edward Spilka
Exchange Shares:
         444,831 shares
         106,588 shares (held by Robert Edward Spilka 1998 Grantor Retained Annuity Trust, with respect to which Mr. Spilka, as trustee, shares investment control) 1.2 percent
Post-Offering Shares:
         0 shares
         396,905 shares
         83,588 shares (held by Robert Edward Spilka 1998 Grantor Retained Annuity Trust, with respect to which Mr. Spilka, as trustee, shares investment control) 1.0 percent

Gloria H. Spivak
Exchange Shares:
         213,863 shares
         0 shares
         0.5 percent
Post-Offering Shares:
         0 shares
         188,357 shares
         0 shares
         0.4 percent

Bernard Z. Stein
Exchange Shares:
         131,773 shares
         0 shares
         0.3 percent
Post-Offering Shares:
         0 shares
         116,057 shares
         0 shares
         0.2 percent

Fred Stein
Exchange Shares:
         320,455 shares
         0 shares
         0.7 percent

Post-Offering Shares:
         0 shares
         279,237 shares
         0 shares
         0.6 percent

Eleanor Moore Sterne
Exchange Shares:
         355,059 shares
         0 shares
         0.8 percent
Post-Offering Shares:
         0 shares
         309,390 shares
         0 shares
         0.6 percent

Stephanie J. Stiefel
Exchange Shares:
         281,317 shares (includes 22,658 shares held by Stiefel Associates,
         L.P.)
         0 shares
         0.6 percent
Post-Offering Shares:
         0 shares
         277,738 shares (includes 22,658 shares held by Stiefel Associates,
         L.P.)
         0 shares
         0.6 percent

Philip A. Straus
Exchange Shares:
         128,772 shares
         0 shares
         0.3 percent
Post-Offering Shares:
         0 shares
         112,209 shares
         0 shares
         0.2 percent

Peter Strauss
Exchange Shares:
         65,341 shares
         0 shares (excludes 270,438 shares held by The Strauss 1998 Trust, with respect to which Mr. Strauss has no investment control) 0.1 percent
Post-Offering Shares:
         0 shares
         65,341 shares
         0 shares (excludes 227,249 shares held by The Strauss 1998 Trust, with respect to which Mr. Strauss has no investment control)
         0.1 percent

Peter E. Sundman
Exchange Shares:
         324,777 shares (includes 130,788 shares held by Sundman Associates,
         L.P.)
         0 shares
         0.7 percent
Post-Offering Shares:
         100 shares (Non-Restricted)
         324,777 shares (includes 130,788 shares held by Sundman Associates,
         L.P.)
         0 shares
         0.6 percent

Allan D. Sutton
Exchange Shares:
         218,797 shares
         172,491 shares (held by Allan D. Sutton 1998 Grantor Retained Annuity Trust, with respect to which Mr. Sutton, as trustee, shares investment control) (excludes 19,165 shares held by The Sutton 1998 GST Trust, with respect to which Mr. Sutton has no investment control) 0.5 percent
Post-Offering Shares:
         0 shares
         192,039 shares
         145,733 shares (held by Allan D. Sutton 1998 Grantor Retained Annuity Trust, with respect to which Mr. Sutton, as trustee, shares investment control) (excludes 15,315 shares held by The Sutton 1998 GST Trust, with respect to which Mr. Sutton has no investment control) 0.4 percent

Richard J. Sweetnam, Jr.
Exchange Shares:
         435,424 shares
         0 shares
         0.9 percent
Post-Offering Shares:
         0 shares
         418,979 shares
         0 shares
         0.8 percent

Judith M. Vale
Exchange Shares:
         878,576 shares
         0 shares
         1.9 percent
Post-Offering Shares:
         0 shares
         773,794 shares
         0 shares
         1.5 percent

David I. Weiner
Exchange Shares:
         551,587 shares
         75,794 shares (held by Weiner 1998 Grantor Retained Annuity Trust, with respect to which Mr. Weiner, as trustee, shares investment control) 1.3 percent
Post-Offering Shares:
         0 shares
         501,897 shares
         50,660 shares (held by Weiner 1998 Grantor Retained Annuity Trust, with respect to which Mr. Weiner, as trustee, shares investment control) 1.1 percent

Michael J. Weiner
Exchange Shares:
         214,447 shares
         0 shares
         0.5 percent
Post-Offering Shares:
         0 shares
         214,447 shares
         0 shares
         0.4 percent

Dietrich Weismann
Exchange Shares:
         2,292,418 shares (includes 1,107,795 shares held by Weismann
         Associates,
         L.P.)
         0 shares
         4.9 percent
Post-Offering Shares:
         0 shares
         2,019,016 shares (includes 834,393 shares held by Weismann Associates, L.P.)
         0 shares
         4.0 percent

Leslie J. Werkstell
Exchange Shares:
         214,788 shares
         0 shares
         0.5 percent
Post-Offering Shares:
         0 shares
         214,788 shares
         0 shares
         0.4 percent

Allan R. White, III
Exchange Shares:
         371,038 shares
         0 shares
         0.8 percent
Post-Offering Shares:
         0 shares
         371,038 shares

         0 shares
         0.7 percent

Lawrence Zicklin
Exchange Shares:
         1,590,349 shares (includes 768,525 shares held by Zicklin Associates, L.P.)
         0 shares
         3.4 percent
Post-Offering Shares:
         100 shares (Non-Restricted)
         1,590,349 shares (includes 768,525 shares held by Zicklin Associates, L.P.)
         0 shares
         3.2 percent

FAMILY AFFILIATES:

NAME OF REPORTING PERSON:
TYPE OF REPORTING PERSON:
EXCHANGE SHARES:
         SOLE DISPOSITIVE POWER:
         AGGREGATE PERCENTAGE OF BENEFICIAL OWNERSHIP:
POST-OFFERING SHARES:
         SOLE DISPOSITIVE POWER:
         AGGREGATE PERCENTAGE OF BENEFICIAL OWNERSHIP:


Herbert W. Ackerman Associates, L.P.
PN
Exchange Shares:
         285,061 shares
         0.6 percent
Post-Offering Shares:
         Departing Person

Appel Associates, L.P.
PN
Exchange Shares:
         211,410 shares
         0.4 percent
Post-Offering Shares:
         0 shares
         0.0 percent

Berlin Associates, L.P.
PN
Exchange Shares:
         441,900 shares
         0.9 percent
Post-Offering Shares:
         348,420 shares
         0.7 percent

Bolton Associates, L.P.
PN
Exchange Shares:
         117,775 shares
         0.3 percent
Post-Offering Shares:
         117,775 shares
         0.2 percent

Cantor Associates, L.P.
PN
Exchange Shares:
         1,187,756 shares
         2.5 percent

Post-Offering Shares:
         1,187,756 shares
         2.4 percent

Cavallo Associates, L.P.
PN
Exchange Shares:
         285,061 shares
         0.6 percent
Post-Offering Shares:
         Departing Person

Egener Associates, L.P.
PN
Exchange Shares:
         282,193 shares
         0.6 percent
Post-Offering Shares:
         Departing Person

Francfort 1998 Grantor Retained Annuity Trust
OO
Exchange Shares:
         224,243 shares
         0.5 percent
Post-Offering Shares:
         159,200 shares
         0.3 percent

Ganek Associates, L.P.
PN
Exchange Shares:
         108,172 shares
         0.2 percent
Post-Offering Shares:
         53,959 shares
         0.1 percent

Giuliano Associates, L.P.
PN
Exchange Shares:
         79,121 shares
         0.2 percent
Post-Offering Shares:
         70,989 shares
         0.1 percent

Goldstein Associates, L.P.
PN
Exchange Shares:
         58,763 shares
         0.1 percent

Post-Offering Shares:
         55,763 shares
         0.1 percent

Kamen Associates, L.P.
PN
Exchange Shares:
         68,556 shares
         0.1 percent
Post-Offering Shares:
         68,556 shares
         0.1 percent

Kassen Associates, L.P.
PN
Exchange Shares:
         337,804 shares
         0.7 percent
Post-Offering Shares:
         337,804 shares
         0.7 percent

Klingenstein Associates, L.P.
PN
Exchange Shares:
         154,672 shares
         0.3 percent
Post-Offering Shares:
         129,971 shares
         0.3 percent

Lainoff Associates, L.P.
PN
Exchange Shares:
         240,498 shares
         0.5 percent
Post-Offering Shares:
         139,962 shares
         0.3 percent

Lasser Associates, L.P.
PN
Exchange Shares:
         170,989 shares
         0.4 percent
Post-Offering Shares:
         170,989 shares
         0.3 percent

Lawrence Marx III Associates, L.P.
PN
Exchange Shares:
         281,996 shares
         0.6 percent
Post-Offering Shares:
         212,711 shares
         0.4 percent

McKerrow Associates, L.P.
PN
Exchange Shares:
         55,360 shares
         0.1 percent
Post-Offering Shares:
         55,360 shares
         0.1 percent

Messinger Associates, L.P.
PN
Exchange Shares:
         574,870 shares
         1.2 percent
Post-Offering Shares:
         446,845 shares
         0.9 percent

Neuberger Associates, L.P.
PN
Exchange Shares:
         155,379 shares
         0.3 percent
Post-Offering Shares:
         132,371 shares
         0.3 percent

Newman Associates, L.P.
PN
Exchange Shares:
         164,024 shares
         0.3 percent
Post-Offering Shares:
         137,037 shares
         0.3 percent

Paduano Associates, L.P.
PN
Exchange Shares:
         631,285 shares
         1.3 percent
Post-Offering Shares:
         631,285 shares
         1.3 percent

Pollack 1998 Grantor Retained Annuity Trust
OO
Exchange Shares:
         306,322 shares
         0.7 percent
Post-Offering Shares:
         236,538 shares
         0.5 percent

Potter Associates, L.P.
PN
Exchange Shares:
         67,658 shares
         0.1 percent
Post-Offering Shares:
         Departing Person

Schwartz CS Associates, L.P.
PN
Exchange Shares:
         2,281,801 shares
         4.9 percent
Post-Offering Shares:
         1,917,397 shares
         3.8 percent

Schwartz ES Associates, L.P.
PN
Exchange Shares:
         2,281,801 shares
         4.9 percent
Post-Offering Shares:
         1,917,397 shares
         3.8 percent

Robert Edward Spilka 1998 Grantor Retained Annuity Trust
OO
Exchange Shares:
         106,588 shares
         0.2 percent
Post-Offering Shares:
         83,588 shares
         0.2 percent

Steiger Associates, L.P.
PN
Exchange Shares:
         65,340 shares
         0.1 percent
Post-Offering Shares:
         65,340 shares
         0.1 percent

Stiefel Associates, L.P.
PN
Exchange Shares:
         22,658 shares
         0.0 percent
Post-Offering Shares:
         22,658 shares
         0.0 percent

The Strauss 1998 Trust
OO
Exchange Shares:
         270,438 shares
         0.6 percent
Post-Offering Shares:
         227,249 shares
         0.5 percent

Sundman Associates, L.P.
PN
Exchange Shares:
         130,788 shares
         0.3 percent
Post-Offering Shares:
         130,788 shares
         0.3 percent

Allan D. Sutton 1998 Grantor Retained Annuity Trust
OO
Exchange Shares:
         172,491 shares
         0.4 percent
Post-Offering Shares:
         145,733 shares
         0.3 percent

The Sutton 1998 GST Trust
OO
Exchange Shares:
         19,165 shares
         0.0 percent
Post-Offering Shares:
         15,315 shares
         0.0 percent

Weiner 1998 Grantor Retained Annuity Trust
OO
Exchange Shares:
         75,794 shares
         0.2 percent
Post-Offering Shares:
         50,660 shares
         0.1 percent

Weismann Associates, L.P.
PN
Exchange Shares:
         1,107,795 shares
         2.4 percent
Post-Offering Shares:
         834,393 shares
         1.7 percent

Zicklin Associates, L.P.
PN
Exchange Shares:
         768,525 shares
         1.6 percent
Post-Offering Shares:
         768,525 shares
         1.5 percent

Item 1.           Security and Issuer
-------------------------------------

                  This statement on Schedule 13D relates to the Common Stock, par value $0.01 (the "Common Stock"), of Neuberger Berman Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 605 Third Avenue, New York, New York 10158.


Item 2.           Identity and Background
-----------------------------------------

                  (a), (b), (c), (f) Appendix A to this Schedule 13D contains the names of the individual persons (each, a "Principal") and the persons to whom such Principal transferred a limited liability company interest in the Company (each, a "Family Affiliate"; together with the Principals, the "Reporting Persons"), who beneficially own Common Stock subject to a Stockholders Agreement, dated as of August 2, 1999, to which the Reporting Persons are party (as amended from time to time, the "Stockholders Agreement").

                  The Reporting Persons are together making this filing because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely due to their being subject to the voting provisions in the Stockholders Agreement, described below. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The Reporting Persons have entered into a Joint Filing Agreement, dated October 13, 1999 (the "Joint Filing Agreement"), which is attached hereto as
Exhibit 1.

                  Each Principal is a director, executive officer and/or senior professional employee of the Company. The Company is an independent investment advisory firm providing clients, through its subsidiaries, with a broad array of investment strategies and products. Its principal business segments include:
Private Asset Management, Mutual Fund and Institutional; and Professional Securities Services. The business address of each Principal is 605 Third Avenue, New York, New York 10158. Each Family Affiliate is a family limited partnership or trust formed by a Principal for investment and estate planning purposes. The business address of each Family Affiliate is c/o Neuberger Berman Trust Company of Delaware, 919 Market Street, Suite 506, Wilmington, Delaware 19801.

                  (d), (e) During the last five years, none of the Reporting Persons nor any of the partners or trustees of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or to a finding of any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration
-------------------------------------------------------------------

                  The Common Stock has been acquired by the Reporting Persons in exchange for their interests (the "Exchange") in Neuberger Berman, LLC ("NB LLC") and Neuberger Berman Management Inc. ("NBMI"). The Family Affiliates acquired their interests in NB LLC through contributions from the Principals.

                  The Non-Restricted Shares acquired by certain Reporting Persons were acquired with the personal funds of the respective Reporting Person.


Item 4.           Purpose of Transaction
----------------------------------------

                  The Reporting Persons acquired the Common Stock in connection with the Exchange or, with respect to Non-Restricted Shares, by purchases in the secondary market. Except as described in Item 6 of this Schedule 13D, none of the Reporting Persons have any present plans or proposals with respect to the Company which relate to or would result in any of the events enumerated in
Item 4 of Schedule 13D.

                  Each Reporting Person is expected to evaluate on an ongoing basis the Company's financial condition and prospects and his, her or its interests in and with respect to the Company. Accordingly, each Reporting Person may change his, her or its plans and intentions at any time and from time to time. In particular, each Reporting Person may at any time and from time to time acquire or dispose of shares of Common Stock. Reporting Persons may from time to time in the future acquire beneficial ownership of certain other Common Stock in connection with employee compensation, benefit or similar plans sponsored by the Company.


Item 5.           Interest in the Securities of the Issuer
----------------------------------------------------------

                  (a) Rows (11) and (13) of the cover page to this Schedule 13D and Appendix A are hereby incorporated by reference. None of the Common Stock reported in rows (11) and (13) of the cover page to this Schedule 13D and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

                  (b) Rows (7) through (10) of the cover page to this
Schedule 13D and Appendix A are hereby incorporated by reference.

                  (c) Except as described in Annex A, no Reporting Person has effected any transactions in Common Stock during the past 60 days.

                  (d), (e) Not applicable.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------

A.       Family Affiliates
         -----------------

                  Many of the Principals have formed one or more Family Affiliates as a family limited partnership or trust for investment and estate planning purposes. For each Family Affiliate that is a family limited partnership, the respective Principal is the sole stockholder of its sole general partner and exercises sole voting and investment control over the Family Affiliate. For each Family Affiliate that is a grantor retained annuity trust, the respective Principal, as trustee, has sole voting control and shares investment control with Neuberger Berman Trust Company of Delaware and one or more other trustees. For each of The Strauss 1998 Trust and The Sutton 1998 GST Trust, Mr. Strauss and Mr. Sutton, respectively, have no voting or investment control.

B.       Joint Filing Agreement
         ----------------------

                  Each Reporting Person listed on Appendix A to this
Schedule 13D is a party to the Joint Filing Agreement, in which the Reporting Persons have agreed that this Schedule 13D (and any amendments thereto) in respect of the Common Stock be filed jointly on behalf of each such person, and further agreed that this agreement be included as an exhibit to such joint filings. The Joint Filing Agreement is filed as an exhibit to this Schedule 13D as Exhibit 1 and the foregoing summary of the terms of this agreement is qualified in its entirety by reference thereto.

C.       Stockholders Agreement
         ----------------------

                  Each Reporting Person listed on Appendix A to this
Schedule 13D and the Company are parties to the Stockholders Agreement as a condition precedent to the closing under the Exchange. The Stockholders Agreement is filed as an exhibit to this Schedule 13D as Exhibit 2 and the following summary of the terms of this agreement is qualified in its entirety by reference thereto. For purposes of this Item 6, certain capitalized terms used herein without definition shall have the meanings specified in the Stockholders Agreement

                  The Stockholders Agreement generally applies to only Common Stock acquired by the Reporting Persons pursuant to the Exchange and does not apply to Common Stock acquired by the Reporting Persons in connection with any employee compensation, benefit or similar plans sponsored by the Company or through the open market.

         i.       Transfer Restrictions

                  Each Reporting Person has agreed in the Stockholders Agreement, among other things, (a) to not transfer any Post-Offering Shares prior to January 1, 2002, (b) to transfer no more than 10 percent of the aggregate Initial Post-Offering Shares beneficially owned by such Reporting Person in any calender year, cumulatively, and (c) to retain beneficial ownership of Post-Offering Shares at least equal to 30 percent of the cumulative number of Initial Post-Offering Shares beneficially owned by him, her or it prior to the third anniversary of the Principal's Employment Termination Date. If any

Principal's Employment Termination Date occurs prior to January 1, 2003, such Principal and his or her Family Affiliates may not, among other things, transfer any Post-Offering Shares prior to January 1, 2007.

         ii.      Certificates to be Held by the Company

                  Each Reporting Person has agreed that the certificates representing such Reporting Person's Post-Offering Shares shall be issued in the name of a nominee holder to be designated by the Company and shall be held in custody by the Company at its principal office. Upon a written statement by the Reporting Person that he, she or it is then permitted to transfer a specified number of Post-Offering Shares under the provisions of the Stockholders Agreement, the Company shall cause the nominee holder to promptly release from custody the certificates representing such specified number of such Reporting Persons's Post-Offering Shares which are then intended and permitted to be transferred.

                  Whenever the nominee holder shall receive any cash dividend or other cash distribution upon any Post-Offering Shares, the Company shall cause the nominee holder to distribute promptly such cash dividend or other distribution to the Reporting Persons. Notwithstanding the foregoing, during the pendency of any dispute between the Company and any Reporting Person under the Stockholders Agreement, the Exchange Agreement or the Non-Competition Agreement of such Reporting Person, all cash dividends and other cash distributions received by the nominee holder in respect of the Post-Offering Shares of such Reporting Person shall be retained by the nominee holder and shall not be distributed until the final resolution of such dispute.

         iii.     Voting Provisions

                  Prior to any vote of the stockholders of the Company, the Stockholders' Agreement requires a separate, Preliminary Vote on each matter upon which a vote of the shareholders is proposed to be taken. Each Founder Share held by a Reporting Person will be voted in accordance with the majority of the votes cast in the Preliminary Vote. For purposes of effecting such votes, each Founder Stockholder has appointed the Secretary of the Company as his, her or its attorney-in-fact and agent.

                  These voting provisions shall terminate with respect to any Principal and his, her or its Family Affiliates at the close of business on the Employment Termination Date of such Principal.

         iv.      Right to Purchase Shares

                  If, on or prior to the third anniversary of the Employment Termination Date of any Principal, the Board of Directors determines in its good faith judgment that such Principal has engaged in Harmful Activity, the Company shall have the right to purchase, at any time or from time to time, from such Principal, the number of Post-Offering Shares owned by such Principal and his or her Family Affiliates that could not have been transferred by such Reporting Persons in accordance with the Stockholders Agreement.

Item 7.           Materials to be Filed as Exhibits
---------------------------------------------------

      Exhibit 1: Joint Filing Agreement, dated October 12, 1999, among the Reporting Persons.

      Exhibit 2: Stockholders Agreement, dated August 2, 1999, among the Company and the Reporting Persons.

      Exhibit 3:    Power of Attorney, dated various dates, by each Reporting
                    Person.

Signature
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    OCTOBER 15, 1999
      -------------------


                                 By:  /s/ C. CARL RANDOLPH
                                      --------------------
                                      Name: C. Carl Randolph
                                      Title: Attorney-in-Fact for each Reporting
                                      Person, pursuant to a Joint Filing
                                      Agreement attached hereto as Exhibit 1 and
                                      a Power of Attorney attached hereto as
                                      Exhibit 3

                                                                         ANNEX A


Item 5(c). Description of All Transactions in the Common Stock Effected During the Last 60 Days by the Reporting Persons
---------------------------------------------------------------------------

                  On October 7, 1999, the Reporting Persons acquired beneficial ownership of an aggregate of 42,727,273 shares of Common Stock in exchange for their interests in NB LLC and NBMI ("Exchange Shares").

                  Effective October 13, 1999, certain Reporting Persons disposed of an aggregate of 4,219,697 shares of Common Stock in the Offering. In addition, the Company issued an additional 3,030,303 shares for a total of 7,250,000 shares. Prior to the completion of the Offering, the Company contributed 4,264,344 shares to a defined contribution plan established by the Company. The Company issued the remaining shares to the public in the Offering. Seven Reporting Persons also each purchased 100 shares of Common Stock in the secondary market that will not be subject to the voting provisions in the Stockholders Agreement (the "Non-Restricted Securities") and are not included in the definition of Exchange Shares or Post-Offering Shares. Exchange Shares retained by the Reporting Persons following the Offering are referred to herein as "Post-Offering Shares."

                  After giving effect to the Exchange and the initial contribution of shares of Common Stock to the defined contribution plan, the Reporting Persons (including the Departing Persons) beneficially owned 90.9% of the outstanding shares of Common Stock of the Company. Immediately after the Offering and as a result of the transactions described in the preceding paragraph, the Reporting Persons who remained subject to the voting provisions in the Stockholders Agreement beneficially owned 72.3 percent of the outstanding shares of Common Stock of the Company.